September 18, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal

CoinShares ETF Trust

Post-Effective Amendment Nos. 67 and 68

(Registration Statement File Nos. 333- 258722, 811- 23725)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of the CoinShares Bitcoin Volatility ETF, CoinShares Bitcoin Volatility Leveraged ETF and CoinShares Bitcoin Volatility Inverse ETF (each, a “Fund” and collectively, the “Funds”), CoinShares ETF Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 67, originally filed with the Securities and Exchange Commission on March 23, 2026 (Accession No. 0001999371-26-006667) and Post-Effective Amendment No. 68, originally filed with the Securities and Exchange Commission on June 8, 2026 (Accession No. 0001999371-26-012283).

The Trust has determined not to proceed with the offering of the Funds and no securities of the Funds were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendments to the Trust’s Registration Statement.

Sincerely,

CoinShares ETF Trust

By:	/s/ Annemarie Tierney

Annemarie Tierney

President